Exhibit 99.1

LOTHIAN NHS BOARD AWARDS CABLE & WIRELESS FIVE YEAR CONTRACT

Agreement builds on eight year relationship and prepares for future developments

Cable & Wireless, the global telecommunications group, today (6 January 2003) announced a five-year contract worth an estimated £12 million with the Lothian National Health Service (NHS) Board to provide a managed voice network linking a total of 38 sites and 11,000 users.

This new contract builds on the eight-year relationship between the two organisations, and paves the way for future services. As well as continuing to manage the voice network, Cable & Wireless will provide updated voicemail and call management services. Twenty-three new sites will also be added to the existing network. A factor in awarding this contract was Cable & Wireless’ ability to migrate the Lothian NHS Board (‘the Board’) to IP services such as Voice over IP (VoIP) when required.

Under the previous eight-year contract, Cable & Wireless managed the demanding performance levels of the network effectively for the Board, which provides a full complement of health services in the Lothian region. This contract means that the Board’s employees will continue to receive high-quality service levels and also benefit directly from free internal calls. The Board will also benefit from lower operating costs as a result of entrusting full management of the service to Cable & Wireless.

John Matheson, Director of Finance of Lothian NHS Board, said, “The new contract will provide us with a robust and adaptable voice service, together with the means to embrace new integrated technology. The enhanced voice-mail and call management facilities and the improved tariff arrangements will result in reduced costs to NHS Lothian.

“Core voice communications remain of paramount importance in the delivery of health care services. Having worked with Cable & Wireless for eight years, we knew that we could trust both the solution and the service the company provides.”

Gareth James, president, sales & marketing Europe, Cable & Wireless, said, “We have a close relationship with the Lothian NHS Board and are delighted to be working with them for a further five years. The new contract is great testimony to our provision of a reliable and flexible service over the past eight years. It is also another example of how customers are choosing Cable & Wireless because we combine an understanding of legacy technology with the expertise to help customers assess future requirements and implement IP based solutions to meet them.”

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Note to editors:
The agreement between Cable & Wireless and the Lothian NHS Board has been made under the “transactional facilities management” terms and conditions contained within the NHS wide area network (WAN) contract. This is a framework contract which covers managed voice and data WAN services, awarded to Cable & Wireless in 1997. Under these terms and conditions, the Lothian NHS Board has been able to extend and update its managed voice and data services by awarding a new contract to Cable & Wireless without recourse to a costly tendering process. The Board also has the option to migrate to IP services when required.

About Cable & Wireless

Cable & Wireless is a major global telecommunications business with revenue of over £5.9 billion (US$8.6 billion) in the year to 31 March 2002 and customers in 80 countries. It consists of two core and complementary divisions: Cable & Wireless Regional and Cable & Wireless Global. Cable & Wireless Regional offers a full range of telecommunications services in 33 countries around the world, with major businesses in the Caribbean, Panama, the Middle East and Macau. Cable & Wireless Global provides IP (internet protocol), voice and data services and managed solutions for business customers. It has developed advanced IP networks and value-added services in the US, Europe and the Asia-Pacific region in support of this strategy. Building on its strong national businesses in the UK and Japan, Cable & Wireless Global will focus on serving primarily multinational companies (both enterprises and service providers) in the US, UK, continental Europe and Japan/Asia. For more information about Cable & Wireless, go to www.cw.com.

About Lothian NHS Board

Lothian NHS Board is the second largest of Scotland’s health boards, with the responsibility for the expenditure for some £770 million on health services. The unified board is charged with reducing inequalities and improving health in Lothian. Part of the Board’s role is to cut bureaucracy and streamline decision making and planning at a strategic level in the NHS locally. At the same time the board aims to forge effective links with patients, staff, local communities, partners and excluded groups so their needs and views are put at the heart of the design and delivery of local health services.

The principal health organisations in NHS Lothian are Lothian NHS Board and the three NHS Trusts – Lothian Primary Care NHS Trust, Lothian University Hospitals NHS Trust and West Lothian Healthcare NHS Trust. There is also a comprehensive network of primary care services including general practitioners, dentists, pharmacists and opticians.

For further information, please contact:

Tara Salgado Cable & Wireless Tel: +44 (0)20 7315 4184 Email: tara.salgado@cw.com	Ghezala Beg Brodeur Worldwide (for Cable & Wireless) Tel: +44 (0)20 7298 7070 Email: gbeg@uk.brodeur.com